Exhibit 1.05

Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Kate Corcoran Articulate Communications Inc. 212-255-0080, ext. 18 kcorcoran@articulatepr.com

FOR IMMEDIATE RELEASE

Savills Asia Pacific Launches Property Management Solution Using CDC Software’s Pivotal CRM

Leading International Property Services Group Shortens Development Cycle, Decreases Cost of
Development and Increases Client Base With Pivotal CRM

HONG KONG, ATLANTA –Nov. 26, 2007 – CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of industry-specific enterprise software applications and business services, announced today that Savills Asia Pacific, has increased its client base, lowered costs and improved operating efficiency using CDC Software’s Pivotal CRM suite of applications for customer relationship management, property management, valuation, and agency services needs.

Since implementing Pivotal CRM, Savills Asia Pacific has seen a shortened development cycle, a decrease in development costs, an increase in the size of its client base and a decrease in sales and leasing cycles.

With more than 80 offices in over 20 countries, Savills is at the forefront of the property services industry in the Asia Pacific region. Savills operates in Australia, China, Hong Kong, Japan, Korea, Macao, the Philippines, Singapore, and Thailand. Savills Asia Pacific needed to replace a legacy property management system but was not satisfied with the packages available on the market. Savills needed a system that could support its rapid growth and meet the varied demands of its property management, valuation, and agency services.

Savills’ U.K. and Europe had already experienced great success using Pivotal CRM, so Savills Asia Pacific decided to take advantage of the system’s proven ability to be deployed as a robust property management system.

Using Pivotal CRM as the foundation, Savills Asia Pacific created a joint CRM/property management system and is now measuring benefits that include:

•	Shortened development cycles which lowered development costs by 20 percent,

•	Accelerated process of bringing new acquisitions onto the same system,

•	Increased size of its client base by 15 percent, without adding headcount,

•	Enabled agents to manage twice as many clients than they could previously,

•	Decreased sales and leasing cycles by 15 percent thereby lowering costs,

•	Provided greater visibility into valuation and trends; and

•	Strengthened the company’s competitive advantage.

“Pivotal CRM’s flexibility unquestionably lowered our cost of development and accelerated our ability to bring new acquisitions onto the same system,” said Avi Raju, director of Asia Information Technology for Savills Asia Pacific. “Pivotal CRM plays an important role in helping Savills Asia Pacific succeed and we consider it a competitive advantage.”

“Pivotal CRM has long been recognized for its significant flexibility and easy customization capabilities and the measured success at Savills Asia Pacific is an outstanding example of the value we can provide to our customers with this unique solution,” said Eric Musser, CEO and president of CDC Software. “We are proud to play such a critical role for Savills in realizing their goals for business growth and improvements in efficiency.”

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI (warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation and is ranked number 12 on the MBT 2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About Pivotal CRM
Pivotal CRM helps organizations create superior customer experiences and offers rich functionality, a highly flexible application platform, a full customer relationship management application suite, and best-in-class customization abilities, all with a low total cost of ownership. The Pivotal CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, partner management and marketing automation.

Designed to produce meaningful increases in revenues, margins, and customer loyalty, Pivotal CRM is used by more than 2,000 companies around the world. For more information about Pivotal CRM, please visit www.pivotalcrm.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Pivotal CRM to address the needs of clients such as the ability to improve efficiencies, improve customer service, drive cost savings and competitive advantage. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the property management markets; the continued ability of Pivotal CRM solution to address industry-specific requirements of companies in the financial services industry; demand for and market acceptance of new and existing CRM solutions; development of new functionalities which would allow companies to compete more effectively and changes in the type of information required to compete in the property management industry. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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